Exhibit 99.1

Copa Holdings Announces Third Quarter Financial Results Release Schedule

PANAMA CITY, October 9, 2024 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Third Quarter 2024
Date:	November 20, 2024
Time:	After US market close
This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast
Date:	November 21, 2024
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register.vevent.com/register/BI3c5fad4759834cbf9ffe3519a9ec3128
Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download, and install any necessary software.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panama
Director – Investor Relations
011 (507) 304-2774